FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  30 May 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





               International Power Announces Posting of Circular

(London - 30 May 2007) International Power plc announces that a circular has been issued to shareholders regarding the proposed new joint venture with Mitsui & Co., Ltd., announced on 29 March 2007.

The circular includes the notice convening the Extraordinary General Meeting of shareholders to be held at 2:00 pm on 15 June 2007 at which approval for the proposed new joint venture will be sought. The meeting will be held in the Palace Suite, Royal Garden Hotel, 2-24 Kensington High Street, London W8 4PT.

Copies of the above document have been submitted to the UK Listing Authority and are available for inspection during normal business hours on any weekday (public holidays excepted) at the UK Listing Authority's document viewing facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

For further information please contact:

International Power

Shareholder helpline
Telephone: +44 (0)20 7320 8706

About International Power

International Power plc is a leading independent electricity generating company with 18,375 MW (net) in operation and 312 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary